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                                                                 Exhibit 4.2(a)

       AMENDMENT TO AMENDED AND RESTATED BY-LAWS OF CUSEEME NETWORKS, INC.


On October 30, 2000, the Board of Directors of CUseeME Networks, Inc. voted to amend Section 3.2 of the Amended and Restated By-laws of the Corporation to read as follows:

       The annual meeting of stockholders shall be held at such time and on such date in each year (the "Specified Date") as shall be designated from time to time by the board of directors, at which the stockholders shall elect a board of directors and transact such other business as may be required by law or these by-laws or as may otherwise properly come before the meeting.